Contact

www.linkedin.com/in/keithlsmith (LinkedIn)
goodstream.com (Company)

Top Skills

Private Credit
Software Development
Creator Economy

Certifications

Vistage Executive Leadership Program: Strategic Leadership
Vistage Executive Leadership Program: Designing Organizations for Creativity
Vistage Executive Leadership Program: The Innovation Playbook

Honors-Awards

40 Under 40

Patents

Computer network provided digital content under an advertising and revenue sharing basis, such as music provided via the internet with time-shifted advertisements presented by a client resident application

Computer network provided digital content under an advertising and revenue sharing basis, such as music provided via the internet with time-shifted advertisements presented by a client resident application

Keith Smith

CEO & Co-Founder, GoodStream | Real-time portfolio intelligence for private capital | Ex-private credit founder
New York City Metropolitan Area

Summary

Every quarter, private capital firms drown in PDFs, KPI updates, follow-on financing docs, and board decks. $13 trillion in assets under management, and yet your data and insights are buried in PDFs that are hidden in your inbox.I know because I lived it. I spent 9 years building a private credit company - 20,000 portfolio companies, $6 billion in transaction volume. The "PDF tax" of manually extracting and reconciling portfolio data was brutal. Smart people doing dumb work, every single quarter.That experience became the founding thesis for GoodStream.AI - when surrounded by the right harness and guardrails - has reached the point where unstructured portfolio data is finally solvable at scale. Not with a ChatGPT wrapper - with purpose-built extraction agents, multi-LLM validation, and self-healing pipelines that get smarter with every document.GoodStream turns every email, PDF, and spreadsheet into a living, audit-ready knowledge graph. 96% extraction accuracy across 527 data fields. Our flagship customer, Techstars, has repurposed 4 FTEs of manual data work.We're live in early access with a small group of VC, PE, and family office firms. General availability launches May 1, 2026.We're backed by Techstars, Keen Crypto (Andy Sack), MUUS (Michael Sonnenfeldt), and angels who've lived this problem firsthand.If you're a VC CFO or ops leader drowning in spreadsheets, an investor who wants real-time portfolio intelligence, an angel whose investment spreadsheet has become a mess or someone building at the intersection of AI and private markets - let's talk.Book a call: https://calendar.app.google/eC1LvcnbuKKwMCuU8

Experience

GoodStream
Co-founder & CEO
September 2025 - Present (10 months)
Manhattan, NY

After 9 years building a private credit company (20,000 portfolio companies, $6B in transaction volume), I lived the "PDF tax" firsthand - smart people doing manual data extraction every quarter across hundreds of documents. That pain became the founding thesis for GoodStream.

GoodStream is real-time portfolio intelligence for private capital. We turn every email, PDF, and spreadsheet into a living, audit-ready knowledge graph using purpose-built extraction agents, multi-LLM validation, and self-healing pipelines.

Key metrics from our first year:
- 96% extraction accuracy across 527 data fields
- Flagship pilot with Techstars (5,000 portfolio companies) repurposed 4 FTEs of manual data work
- 7 active pilots across VC and private capital
- $1.35M raised from Techstars, Keen Crypto, MUUS (Tiger 21), and angels
- 2 patents pending (APEX extraction optimization + ARC quality scoring)

Backed by Techstars NYC '25. Building in Manhattan.

Influence Mobile
Board Member
2013 - Present (13 years)

Me4U
Co-Founder & CEO
June 2022 - Present (4 years 1 month)

New York City Metropolitan Area

Between Payability and GoodStream, I took a hard left into consumer AI. Me4U was an AI platform that created personalized digital twins of creators for deeper fan engagement - essentially teaching large language models to replicate a person's voice, knowledge, and personality.

Building Me4U gave me three things that directly shaped GoodStream:

1. Deep, hands-on experience with LLMs, prompt engineering, and AI system architecture before most enterprise companies were thinking about it
2. First-hand understanding of what AI can and can't do well with unstructured data - where it hallucinates, where it excels, and how to build validation layers around it

3. Conviction that the real opportunity for AI wasn't consumer novelty - it was solving massive, painful enterprise data problems that had been "unsolvable" for decades

Me4U was the bridge between identifying the problem (Payability) and having the technical toolkit to solve it (GoodStream).

Code Fellows
Board Member
2015 - March 2025 (10 years)

Payability
Co-Founder & CEO
January 2015 - June 2023 (8 years 6 months)
New York, NY

Co-founded and led Payability for 8.5 years, building one of the first tech-enabled private credit platforms for digital marketplace sellers. Scaled to 20,000 portfolio companies and $6 billion in transaction volume.

This is where I learned - painfully - what happens when portfolio data lives in PDFs, emails, and spreadsheets instead of a structured system. Every quarter meant weeks of manual data extraction across hundreds of documents. Smart people doing dumb work, repeatedly.

Key achievements:
- Scaled from zero to 20,000 portfolio companies across Amazon, Shopify, and Walmart marketplace sellers
- Managed $6B+ in cumulative transaction volume
- Built underwriting models on unstructured financial data - the original "PDF tax" that would later inspire GoodStream
- Developed proprietary risk assessment systems for real-time marketplace seller financing
- Raised multiple rounds of venture capital and credit facilities

The operational pain of managing portfolio intelligence at scale - and the technology limitations that made it unavoidable - became the founding thesis for GoodStream.

GoChime
Board Member and investor

2012 - 2016 (4 years)

Durango Joes Coffee

Board Member and investor

2003 - 2016 (13 years)

Durango, CO

BigDoor Inc.

Co-Founder, CEO

July 2009 - January 2015 (5 years 7 months)

We power loyalty programs and loyalty campaigns for some of the largest and most loved consumer brands in the world.

Zango, Inc.

Founder, CEO

May 1999 - April 2009 (10 years)

Indymac Bank

VP of e-commerce

1997 - 1999 (2 years)

CyberMortgage

Founder, CEO

1995 - 1997 (2 years)

HomeStreet Bank

VP Information Services

1994 - 1995 (1 year)

Northwest Micro Design

Founder, CEO

1992 - 1994 (2 years)

Large scale network design and consulting services.

Education

Northwest University

· (1989 - 1993)